Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City Announces the Appointment of

Audit and Risk Committee Chairperson

Macau, Wednesday, September 23, 2026 – Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”) today announces that Ms. Dominique Mielle, an independent director of the Company, chairperson of the Company’s nominating and corporate governance committee and a member of the Company’s audit and risk committee and compensation committee, has been appointed as chairperson of the audit and risk committee of the Company, effective as of September 23, 2026. The board of directors of the Company has also determined that Ms. Mielle qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Ms. Mielle will continue to serve as chairperson of the Company’s nominating and corporate governance committee and a member of the Company’s compensation committee.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is majority owned by Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com